Aeluma, Inc.

December 21, 2021

Via Edgar

Mr. Evan Ewing

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 19, 2021
File No. 333-259179 (the “Registration Statement”)

Dear Mr. Ewing:

This letter is in response to the letter dated December 2, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Aeluma, Inc. (“Aeluma,” the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. As per the telephone calls between our counsel, Hunter Taubman Fischer & Li LLC (“HTFL”) and you and Mr. Kruczek on Tuesday, December 7, 2021 and Monday, December 13, 2021 (collectively, the “Discussions”), below is our proposed response to Comment 1 of your December 2, 2021 letter; once we resolve this comment, we shall file an amended Registration Statement on Form S-1 to reflect the agreed upon response and our response to your two other comments, which we note below.

Amendment No. 2 to Form S-1 filed November 19, 2021

Cover Page

1. We note your revisions in response to comment 1. Please revise throughout the registration statement, including the cover page, the offering section, determination of offering price section and plan of distribution to remove all indications that selling shareholders have the ability to sell their shares at market prices at any point during the offering, including if and when your common stock is quoted on the OTCQB or another public trading market. Your revised disclosure should state clearly the fixed price that will continue for the duration of the offering.

Following the Discussions, we reviewed the two precedents you provided and respectfully believe that the persons included as Selling Shareholders in the Registration Statement should not be considered underwriters and should be allowed to sell their shares at prevailing market prices or at privately negotiated prices once a public market for Aeluma’s common stock is established.

As per your request, we outline the basic timeline of events at issue, which we believe support our position.

1.      Parc Investments, Inc. (“Parc”) was incorporated in the State of Delaware on August 21, 2020. On August 21, 2020, Parc issued and sold an aggregate of 5,000,000 shares of its common stock pursuant to stock purchase agreements with is initial shareholders. Parc issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506 of Regulation D thereunder; both of the initial shareholders were “accredited investors” as defined in Rule 501 under the Securities Act.  Each initial shareholder represented and warranted to Parc that he was acquiring the shares for investment for his own account, not as a nominee or agent and not with the view to, or for resale in connection with, any distribution thereof.

2.	On October 21, 2020, Parc filed with the Commission a registration statement on Form 10 to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the Form 10, Parc identified itself as a “shell company” (as defined in Rule 12b-2 under the Exchange Act). The Form 10 was declared effective by the Commission on December 1, 2020.

3.	On June 11, 2021, Parc filed with the Commission a Schedule 14F-1, disclosing that it was negotiating a proposed reverse triangular merger by which Biond Photonics, Inc. (d.b.a. “Aeluma”), a privately held California corporation (“Biond Photonics”) would merge with and into a to-be-formed wholly-owned subsidiary of Parc (“Acquisition Sub”), with Acquisition Sub continuing as the surviving entity (the “Merger”) and as a wholly-owned subsidiary of Parc, and that the Merger was expected to occur pursuant to an Agreement and Plan of Merger and Reorganization to be entered into among Parc, Biond Photonics and Acquisition Sub (the “Merger Agreement”).

4.	On June 22, 2021, Parc’s board of directors and shareholders approved a restated certificate of incorporation, which was effective upon its filing with the Secretary of State of the State of Delaware on June 22, 2021, and through which (among other things) Parc changed its name to “Aeluma, Inc.”

5.	On June 22, 2021, Biond Photonics merged with and into Aeluma’s (f.k.a. Parc) wholly-owned subsidiary, Aeluma Operating Co., a corporation formed in the State of Delaware on June 17, 2021 (“Acquisition Sub”). Pursuant to the Merger, Acquisition Sub was the surviving corporation and remained Aeluma’s wholly owned subsidiary, and all of the outstanding stock of Biond Photonics was converted into shares of Aeluma’s common stock (the “Merger Shares”). All of the shareholders of Biond Photonics receiving Merger Shares of Aeluma in the Merger represented that they were “accredited investors” as defined in Rule 501 under the Securities Act. As a result of the Merger, Aeluma acquired the business of Biond Photonics and continued the business operations of Biond Photonics as a public reporting company under the name Aeluma, Inc.

a.	Biond Photonics was incorporated in California on February 28, 2019 and has been operational since that time.

b.	As fully explained in the Current Report on Form 8-K that Aeluma filed on June 28, 2021 (the “Super 8-K”), as a result of the Merger, Aeluma ceased to be a shell company. The information contained in the Super 8-K, together with the information contained in Aeluma’s (f.k.a. Parc) Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and its subsequent Quarterly Report on Form 10-Q, as filed with the Commission, constitute the current “Form 10 information” necessary to satisfy the requirements of Item 2.01(f) of Form 8-K and the conditions contained in Rule 144(i)(2) under the Securities Act.

6.      Following the Merger, between June 22, 2021 and June 25, 2021, Aeluma sold an aggregate of 3,885,000 shares of its common stock to “accredited investors” (as defined in Rule 501 under the Securities Act (the “June Purchasers”) pursuant to a private placement offering at a purchase price of $2.00 per share (the “Offering Price”) and issued 50,000 shares of common stock (the “Placement Agent Shares”) and warrants to purchase 348,500 shares of common stock (the “Placement Agent Warrants”) (in addition to a cash commission) to the placement agent of the private placement, a broker-dealer registered under the Exchange Act, and/or its designees. On July 1, 2021, Aeluma sold an additional 115,000 common stock shares at the Offering Price to additional accredited investors (the “July Purchasers,” together with the June Purchasers, the “Purchasers”) and issued additional Placement Agent Warrants to purchase 11,500 shares of common stock to the placement agent of the private placement, and/or its designees. The private placement offering is referred to herein as the “Offering.”

a.	As per Section 6(d) of the Subscription Agreement for the Offering (the “Subscription Agreement”), each of the Purchasers’ obligation to accept delivery of the shares and to pay for the shares was, among other things, subject to the prior closing of the Merger. Accordingly, the Offering occurred after the Merger and therefore at a time when the entity selling the shares was not a shell company.
b.	As per Section 4(b) of the Subscription Agreement, each Purchaser represented and warranted that he/she/it was acquiring the shares for investment for his, her or its own account and not with the view to, or for resale in connection with, any distribution thereof. The Offering was not designed to distribute or redistribute the shares to the public without compliance with the registration requirements of the Securities Act.
c.	The Purchasers invested in Aeluma, as a post-Merger entity conducting all of the business and operations of Biond Photonics. We strongly believe that it would defeat the Purchasers’ purpose of investing in Aeluma, with the understanding that their shares would be registered, if they were forced to sell at $2.00 even after a public market is established.

Pursuant to a Registration Rights Agreement among Aeluma, the Purchasers, the holders of Placement Agent Shares, the holders of Placement Agent Warrants, the holders of Merger Shares, and the pre-Merger shareholders of Aeluma, on August 30, 2021, Aeluma filed the Registration Statement to register for resale the shares of its common stock held by the foregoing persons (the “Registrable Shares”).

The shareholders of Biond Photonics agreed to the Merger and the Investors participated in the Offering, as applicable, because of Biond Photonics’ business and operations and the value it would bring to the surviving company’s shareholders. In addition to the representations referred to above, all of shareholders of Biond Photonics acquired their shares of Biond Photonics stock for investment purposes rather than with a view to distribution.

In the Staff’s comment letters of September 24 and October 28, 2021, as well as during the Discussions, (collectively, the “Comment Letters”), the Staff has requested that the Company (a) identify all of the selling shareholders in the Registration Statement as underwriters with respect to their Registrable Shares, and (b) revise the Registration Statement to state that the selling shareholders must offer and sell their Registrable Shares for a fixed price for the duration of the offering.

In the September 24 Comment Letter, the Staff states:

Please note that shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and Form 10 information has been available for 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities.

As previously noted, the shares held by the Purchasers in the Offering, the Placement Agent Shares, the Placement Agent Warrants and the Merger Shares were not issued when the Company was a shell company. Furthermore, respectfully, we disagree with the Staff’s statement that shareholders who receive securities from a company when it is a shell company are automatically deemed underwriters in connection with any resale of those securities, particularly a registered resale of such securities.

Rule 144 Inapplicable to Registered Offerings

In the Discussions, the Staff referred to Rule 144(i) and the policies behind it articulated in SEC Release 33-8869 (2007) (which adopted amendments to Rule 144 including the addition of paragraph (i)) as a basis for the Staff’s position stated in the Comment Letters. We acknowledge that the safe harbor provided by Rule 144 is not available to the Company’s shareholders until the conditions of Rule 144(i) have been satisfied; however, we believe the Staff’s reference to Rule 144 in this situation is not relevant as we do not believe that either Rule 144 or Release 33-8869 has any application to registered offerings. “The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.”1  We do not believe Rule 144 has any application here, where the selling shareholders are not seeking to rely on the Section 4(a)(1) exemption or Rule 144, but instead will offer their securities pursuant to an effective registration statement covering their securities.

Rule 144 Does Not Create a Presumption of Underwriter Status

We do not believe that Rule 144(i) or Release 33-8869 either states or implies that shareholders who receive securities from an issuer when it is a shell company (much less after it was a shell company) are considered underwriters in connection with any resale of those securities until the conditions of Rule 144(i)(2) are met. Rule 144(i)(1) is unavailable for the resale of securities initially issued by a shell company or a former shell company; however, Rule 144(i)(2) provides an exception to the general prohibition of Rule 144(i)(1) such that securities of a former shell company may be sold pursuant to Rule 144 if certain conditions are met, including that Form 10 information was filed at least one year prior to the proposed sale. We do not believe that any part of Rule 144(i) creates a presumption that shareholders who received securities from a then or former shell company are considered underwriters for any future resale of such securities, and we do not believe that any part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is automatically deemed an underwriter in connection with any future resale. As noted above and in the Preliminary Note to Rule 144, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as this one and, as such, the Commission’s intent should be taken into consideration.

1 SEC Release 33-8869, 6 (2007)

We do not believe that the Commission’s intent was to make shareholders who receive securities from a shell company underwriters in connection with any resales of those securities. If the Commission’s intent was to make shareholders who receive securities from a shell company underwriters in connection with any resale of those securities, including registered resales of such securities, until the conditions of Rule 144(i)(2) have been met, we believe the Commission would have adopted an explicit “presumptive underwriter” provision that applies to every resale of securities by such persons. We believe the absence of such rule contradicts the Staff’s position, particularly since the Commission has explicitly adopted rules regarding presumptive underwriter status of shell company securities in other circumstances (i.e., securities received by affiliates in a Rule 145(a) transaction). Rule 144 deals only with who is not an underwriter for purposes of the exemption in Section 4(a)(1), not who is one. The rule is silent respecting registered resale offerings such as this one.

The Commission adopted Rule 144 to establish specific criteria for determining whether a person is not engaged in a distribution. Rule 144 creates a safe harbor from the Section 2(a)(11) definition of “underwriter.” A person satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities and therefore not an underwriter of the securities for purposes of Section 2(a)(11).2

Like all other “safe harbor” exemptions, Rule 144 is not the exclusive means of determining who is not an underwriter.

Definition of an Underwriter

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The interpretation of this definition traditionally has focused on the words “with a view to” in the phrase “purchased from an issuer with a view to * * * distribution.” .. . .[P]rior to and since the adoption of Rule 144, subsequent acts and circumstances have been considered to determine whether the purchaser took the securities “with a view to distribution” at the time of the acquisition. 3

The following circumstances indicate that none of the Registrable Shares were “purchased from [the Company] with a view to, or [are being] offer[ed] or [sold] for [the Company] in connection with, the distribution of” the Company’s common stock:

•	All of the Registrable Shares were originally acquired from the Company either (a) in connection with the Company’s formation ten months before the Merger and Offering, more than a year before the initial filing of the Registration Statement, and approximately 16 months before the present; or (b) as consideration for a statutory merger; or (c) in, or in connection with, a bona fide private placement of securities to raise working capital for the Company.

2 Preliminary Note to Rule 144

3 Preliminary Note to Rule 144

•	At the time the initial shareholders of Parc (now Aeluma) purchased their shares, no meetings or discussions had taken place between Parc or such shareholders and Biond Photonics or its shareholders as such. The Form 10 filed by Parc states that “[t]he Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation,” and that at that time no business combination target had been identified.

•	The Company will receive no proceeds from sales of the Company’s shares by the selling shareholders.

•	To the best of our knowledge, none of the selling shareholders is in the business of underwriting securities, and none of them is acting merely as a conduit for the issuer.[4]

After HTFL’s telephone call with you and Mr. Kruczek on December 7, 2021, by subsequent telephone call on December 7, 2021, the Staff asked us to review two precedents: Form S-1 registration statements of Deseo Swimwear Inc. (“Deseo”) and Integrated Cannibas Solutions, Inc. (“Integrated,” together with Deseo, the “Precedents”). The Precedents are significantly distinguishable from Aeluma. Based on the comment letters and filings, the shell status of each registrant played a decisive role in determining whether or not the selling shareholders were deemed underwriters. To wit, Comment 2 of the Commission’s comment letter to Deseo dated October 19, 2020, begins with, “Because you are a shell company….” Each of the Precedents disclosed that it was considered a shell company in each of its respective resale registration statements on Form S-1 and has continued to check the box indicating that it is a shell company in each of its subsequent periodic reports up to and including each of their most recent periodic reports on Form 10-Q for the quarter ended September 30, 2021. As explained above and in the Super 8-K, Aeluma was no longer a shell company upon consummation of the Merger and therefore was not a shell company when the Registrable Shares were registered and will not be a shell company when the Selling Shareholders resell their shares; the majority of Registrable Shares were issued at a time when Aeluma was not a shell.

Although the shares held by the pre-Merger shareholders of Aeluma (the “Pre-Merger Shares”) were issued when the registrant was a shell, we believe the well-documented rationale behind Rule 144(i) provides sufficient reason to permit the Pre-Merger Shares to also be sold at market prices, once a market is established. As referred to in the Commission’s comment letter to Deseo, dated October 19, 2020, SEC Release 33-8869 (2007) points out that “[shell] companies provided opportunity for abuse of the federal securities laws, particularly by serving as vehicles to avoid the registration requirements of the securities laws.” Given the timing of and the circumstances surrounding Aeluma’s transactions, there is no evidence that either the initial sales of shares by the Company or the resales contemplated by the Registration Statement were designed to “avoid the registration requirements of the securities laws5.” Indeed, the Registration Statement has been filed on behalf of the selling stockholders for the purpose of complying with such requirements. Furthermore, with the Company being a “Form 10 shell” (which does not have a trading market), the holders of the Pre-Merger Shares could not engage in any questionable trading and knew they would have to hold their shares until they were able to complete a business combination and establish a trading market6, the achievement of which was uncertain and the timing of which was unknown. The potential “abuse and micro-cap fraud”7 sometimes associated with shell company securities that the Commission seeks to prevent simply did not exist with the Pre-Merger Shares or any of the other Registrable Shares. We do not believe there is any significant potential for the type of fraud and abuse the Commission seeks to prevent with respect to the sales of the Registrable Shares.

4 Cf. Compliance and Disclosure Interpretations—Securities Act Rules—No. 612.09

5 See also, the Division of Corporation Finance’s letter to Ken Worm, NASD Regulation, Inc. (Jan. 21, 2000).

6 The stock purchase agreement signed by the initial shareholders of Parc includes the following representations, “The Purchaser is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, the Purchaser is able to hold the Shares for an indefinite period of time and has sufficient net worth to sustain a loss of the Purchaser’s entire investment in the Company in the event such loss should occur” and “The Purchaser acknowledges that the Company is a start-up company with no current operations, assets or operating history, which may possibly cause a loss of Purchaser’s entire investment in the Company.”

7 SEC Release 33-8869 (2007), page 49

The Commission declared the registration statement on Form S-1 (File No. 333-222311) for IIOT-OXYS, Inc. (“IIOT”) effective on September 10, 2018. Similar to Aeluma, IIOT was a shell company until it completed a share exchange transaction and filed Form 10 information on a Current Report on Form 8-K. IIOT’s effective registration statement also included language that its selling shareholders will sell their shares at prevailing market prices or privately negotiated prices. The Commission seems to have ultimately allowed those sales notwithstanding that IIOT’s stock was quoted on OTC Pink at the time of its registration statement. We recognize IIOT’s argument that at the time of the fourth amendment to its registration statement and timely response to the Commission’s comments, a year had passed since IIOT filed its Form 10 information. However, the opportunity for fraud is significantly less in Aeluma’s case and since that is the crux of the 1 year waiting period after Form 10 information is filed, we believe that is what should determine if the Selling Shareholders are deemed underwriters and the ultimate determination as to whether or not an offering is an indirect primary offering. The intent of the rule is being addressed here, and therefore we do not believe the time frame should control.

Rule 415(a)(4) and Rule 415(a)(1)(x) were also raised in the Discussions, but we do not believe they apply. The Commission’s comment letter to Deseo, dated October 19, 2020 states, “[T]hat the shares must be offered at a fixed price because the company is not eligible to make an at-the market offering under Rule 415(a)(4) as it does not meet the requirements of Rule 415(a)(1)(x).” Please note that the Company seeks to register the Registrable Shares on a continuous or delayed basis in reliance on Rule 415(a)(1)(i). We believe the registration for resale of the Registrable Securities is a valid secondary offering that does not require the investors or any other selling shareholders to be identified as an “underwriter,” the offering is not “by or on behalf of the registrant,”8 and the Selling Shareholders should be entitled to sell the Registrable Securities at market prices once a trading market is established.

Further, if applied, the Staff’s position would in effect result in a two-tiered market, i.e., one in which selling shareholders are selling at one fixed price while a secondary trading market would likely develop at a different and fluctuating share price. Such a two-tiered arrangement would undermine an orderly market for the commons stock and would effectively make the Registration Statement useless, especially in the event that the trading market for resales has a lower share price than the fixed offering price in the Registration Statement.

Aside from the inapplicability of the Precedents and Rule 415(a)(4), Rule 144(i) would allow the Selling Shareholders to sell the Registrable Shares, once all conditions are met, at the then current market price of Aeluma’s common stock or at negotiated or other prices. While the Selling Shareholders may not be able to sell the Registrable Shares under Rule 144 prior to the one-year anniversary of the filing of our Current Report on Form 8-K on June 28, 2022, it seems incongruous that they would then be able to do something pursuant to an exemption from registration (sell at market prices) that they are prohibited to do pursuant to the Registration Statement.

8 Securities Act Rule 415(a)(4)

For the reasons set forth above we continue to believe that upon consideration of the relevant facts and the test set forth in prevailing compliance and disclosure interpretations, the Selling Shareholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis when the Company’s common stock is quoted on the OTCQB or OTCQX tier of OTC Markets Inc. or is listed on a national securities exchange,9 and we respectfully request that the Staff reconsider its position with respect to Comment No. 1 in each of the Comment Letters.

Financial Statements, page F-1

2. Please revise your interim financial statements for the period ended September 30, 2021 to provide subsequent event disclosures as required by ASC 855-10-50.

Pursuant to your comment, we revised our interim financial statements for the period ended September 30, 2021 to provide subsequent event disclosures as required by ASC 855-10-50. Specifically, we added the following Note 7 to the financial notes:

“NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events up to November 15, 2021, the date the financial statements were issued.  None were noted.”

Exhibits

3. We note your response to comment 5. Please revise the first paragraph of the legal opinion to (i) fill in the bracketed date, (ii) revise the number of Shares to 10,650,002 and (iii) revise the number of Warrant Shares to 360,000.

As per your comment, we updated the first paragraph of the legal opinion as follows (new language is shown in bold underline):

“We have acted as U.S. securities counsel to AELUMA, INC., a Delaware corporation (the “Company”), in connection with the registration by the Company with the U.S. Securities and Exchange Commission of (1) up to ~~11,010,002~~ 10,650,002 shares of common stock of the Company (the “Shares”), par value $0.0001 per share (the “Common Stock”) from time to time by certain selling stockholders (the “Selling Stockholders”) and (2) up to ~~$~~360,000 ~~worth~~ shares of common stock issuable upon exercise of certain warrants issued to the placement agent pursuant to the ~~placement agent agreement~~ engagement letter dated ~~[ ]~~April 28, 2021 (the “Warrant Shares”, and together with the Shares, the “Securities”), pursuant to a Registration Statement on Form S-1, File No. 333-259179, initially filed by the Company with the Commission on August 30, 2021, (as amended, the “Registration Statement”).”

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

9 This is standard offering price language that has been approved by the Staff in numerous resale registration statements where the issuer’s stock was not at the time of effectiveness quoted on an “established public trading market.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lou Taubman, of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	Chief Executive Officer

Lou Taubman

Hunter Taubman Fischer & Li LLC